UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

UNDER SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)*

SYNUTRA INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, Par Value US$0.0001 Per Share

(Title of Class of Securities)

87164C 10 2

(CUSIP Number)

Liang Zhang

103 Dong Lu Yuan

Tongzhou District, Beijing 101101

People’s Republic of China

+86 10 5801 6800

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 30, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87164C 10 2	13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Beams Power Investment Limited – N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 36,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 36,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.33%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 87164C 10 2	13D/A	Page 3 of 7 pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Liang Zhang – N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 36,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 36,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.33%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 87164C 10 2	13D/A	Page 4 of 7 pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Xiuqing Meng – N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 36,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 36,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.33%
14	TYPE OF REPORTING PERSON IN

Introductory Note

This Amendment No. 4 to Schedule 13D amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on July 25, 2005, as previously amended and supplemented by amendments to Schedule 13D filed on January 11, 2008, April 30, 2008 and January 15, 2016 (as so amended, the “Original Schedule 13D”), jointly by Beams Power Investment Limited (“Beams”), Mr. Liang Zhang (“Mr. Zhang”) and Ms. Xiuqing Meng (“Ms. Meng”, and together with Beams and Mr. Zhang, the “Reporting Persons”). Except as amended and supplemented herein, the information set forth in the Original Schedule 13D remains unchanged. Capitalized terms used herein have meanings as assigned thereto in the Original Schedule 13D unless defined herein.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On January 30, 2016, Mr. Zhang and Beams (collectively, the “Buyer Parties”) submitted a letter (the “January 30 Letter”) to the special committee (the “Special Committee”) of the board of directors of the Issuer. The Buyer Parties confirmed in the January 30 Letter that they would not proceed with the going private transaction (the “Transaction”) contemplated by their letter to the board of directors, dated January 14, 2016, unless it is approved by the Special Committee. The Buyer Parties also stated in the January 30 Letter that the Transaction would be subject to a non-waivable condition requiring the approval by holders of a majority of the shares of common stock of the Issuer not beneficially owned by the Buyer Parties.

The description of the January 30 Letter in this Item 4 is qualified in its entirety by reference to the complete text of the January 30 Letter, which has been filed as Exhibit 99.2 to this statement and which is incorporated herein by reference in its entirety.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a), (b) The following table sets forth the beneficial ownership of Shares of the Issuer for each of the Reporting Persons.

Reporting Person:	Amount beneficially owned (1):	Percent of class (2):	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Beams	36,000,000 Shares	63.33%	0	36,000,000 Shares	0	36,000,000 Shares
Mr. Zhang (3)	36,000,000 Shares	63.33%	0	36,000,000 Shares	0	36,000,000 Shares
Ms. Meng (4)	36,000,000 Shares	63.33%	0	36,000,000 Shares	0	36,000,000 Shares

(1) Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act.

(2) Percentage of beneficial ownership of each listed person is based on 56,836,797 Shares outstanding as of December 31, 2015 disclosed in the Issuer’s Proxy Statement in Schedule 14A filed with the SEC on January 15, 2016.

(3) Includes 36,000,000 Shares directly held by Beams. Mr. Zhang’s wife, Ms. Meng, is the sole shareholder and director of Beams.

(4) Includes 36,000,000 Shares directly held by Beams. Ms. Meng is the sole shareholder and director of Beams.

(c) None of the Reporting Persons has effected any transactions in the Shares during the last sixty days.

(d) Not Applicable.

(e) Not Applicable.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Exhibit 99.2: Letter to the Special Committee of the Board of Directors of the Issuer, dated January 30, 2016.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 1, 2016

Beams Power Investment Limited

By:	/s/ Xiuqing Meng
Name: Xiuqing Meng
Title: Director

Liang Zhang

/s/ Liang Zhang

Xiuqing Meng

/s/ Xiuqing Meng

Signature Page to Schedule 13D/A